UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 000-25233

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident New York Bancorp

400 Rella Boulevard

Montebello, New York 10901

Provident Bank 401(k) and Profit Sharing Plan

Form 11-K

For the year ended December 31, 2007

Contents	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-8
Supplemental Information	10-14

Independent Auditor’s Report on Supplemental Information
Schedule of Assets Held for Investment Purposes
Schedule of Reportable Transactions
Loans to Participants
Signature
Exhibit 23.1 — Consent of Independent Registered Accounting Firm	Separate document which follows Financial Report

PROVIDENT BANK 401(K) AND

PROFIT SHARING PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULES

FOR YEARS ENDED DECEMBER 31, 2007 AND 2006

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

YEARS ENDED DECEMBER 31, 2007 AND 2006

Report of Independent Registered Public Accounting Firm

To Participants and Administrator of the

Provident Bank 401(k) and Profit Sharing Plan

Montebello, New York

We have audited the accompanying statement of net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2007, and the related statements of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The prior year summarized comparative information has been derived from the Plan’s 2006 financial statements and, in our report dated May 21, 2007; we expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Provident Bank, 401(k) and Profit Sharing Plan as of December 31, 2007 and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Berard & Donahue CPA’s PC
Suffern, New York
June 16, 2008

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS
Deposits with investment fund companies	$27,347,536	$27,720,821
Employer contribution receivable	2,129	301
Employee contribution receivable	—	109
Loans receivable - participants	383,833	308,917

TOTAL ASSETS	27,733,498	28,030,148

LIABILITIES	12,500	—

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$27,720,998	$28,030,148

See notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
ADDITIONS:
Investment activity:
Net appreciation(depreciation) in fair value of investments	$(1,016,163)	$4,627,498
Interest on participant loans	20,726	12,152

Total investment income(loss)	(995,437)	4,639,650

Contributions:
Employer	1,515,912	642,809
Employee	2,029,816	1,292,157
Employee rollovers	691,071	2,832,723

Total contributions	4,236,799	4,767,689

Transfer in of Plan assets due to merger	—	4,280,234

TOTAL ADDITIONS	3,241,362	13,687,573

DEDUCTIONS:
Administrative fee	22,379	14,451
Audit fee	12,500	12,000
Distributions to participants	3,515,633	723,767

TOTAL DEDUCTIONS	3,550,512	750,218

NET INCREASE(DECREASE)	(309,150)	12,937,355

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	28,030,148	15,092,793

END OF YEAR	$27,720,998	$28,030,148

See notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

1. GENERAL INFORMATION

On August 1, 2007, the Provident Bank 401(k) Plan changed Recordkeepers and Trustees to Principal Financial. Under Principal Financial, the Plan operates with one Plan Trust. Prior to August 1, 2007, the Provident 401(k) Plan operated as one unified Plan but with two separate Plan trusts. Northeast Retirement Services was the previous Recordkeeper for the legacy Provident 401(k) Plan Trust and Principal Financial was the Recordkeeper for the legacy Warwick 401(k) Plan Trust. Previously, the Plan Trustee was a 401(k) Committee comprised of Provident senior management.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The investment income, capital gains and losses (realized and unrealized), and any expenses incurred in conjunction with the investments are reflected in the statement of changes in net assets available for Plan benefits as net appreciation/depreciation in the fair value of investments.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. DESCRIPTION OF THE PLAN

The following description of the Plan has been extracted from the Plan document and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan, which was established by Provident Bank, (“Employer”) on August 1, 1991, is a defined contribution plan, which covers all eligible employees. The Plan was amended in its entirety and restated, effective January 1, 2006. The Plan was further amended, effective September 30, 2006. Primarily, the most recent amendments merged the Warwick Savings Bank 401(k) Savings Plan (covering former Warwick Savings Bank employees and Hardenburgh Abstract employees) into the Provident 401(k) Plan, changed Plan eligibility, instituted automatic enrollment, and added a discretionary Employer Base Profit-Sharing Contribution. In addition, HVIA adopted the Provident 401(k) plan effective January 1, 2008.

All employees are eligible to participate in the Plan immediately upon hire if they are scheduled to work 1000 hours or more annually.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

3. DESCRIPTION OF THE PLAN (con’t.)

For each Plan year, the employer shall contribute to the Plan:

(a)	The amount of the total salary reduction of all Participants made pursuant to Section 4.2 (a), which amount shall be deemed an Employee’s elective contribution.

(b)	On behalf of each participant who is eligible to share in matching contributions for the Plan year, the Bank may make a discretionary matching contribution to the Plan on behalf of each participant. The amount of matching contribution is a percentage of the pre-tax contributions to the Plan. The matching contribution percentage is determined by the Bank, in its sole discretion. The Bank may modify this percentage, as it deems necessary. For the Plan Year 2007, the employer matching contribution was equal to 50% of employee deferrals, to a maximum of 3% of compensation. The match is paid in cash and invested per employee direction.

(c)	Each participant may elect to defer from 1% to 50% of his/her compensation which would have been received in the Plan year up to applicable IRS limitations. For new participants, this election is applied to their compensation as soon as administratively feasible following receipt of their election. Modification of an earlier election may be made monthly. The modification election is applied to compensation as soon as administratively feasible on the first or second payroll of the month following the election date.

(d)	Effective October 1, 2006, at date of hire, employees who are scheduled to work 1,000 hours or more per year are automatically enrolled in the Plan and are eligible for employer matching contributions and for the employer base contribution. Upon signing an acknowledgement of payroll deduction form, a participant will automatically have a 2% deferral election, unless the participant elects otherwise through the Plan’s online website or through the Plan’s Call Center.

(e)	Effective October 1, 2006, a discretionary 3% profit-sharing component was added to the Plan. It is deemed an employer non-elective contribution and referred to as the Employer Base Profit-Sharing Contribution. This Employer Base Profit-Sharing Contribution is made independent of the level of participant deferrals. It is paid in cash and invested per employee direction.

(f)	Effective October 1, 2006, an additional employer non-elective contribution was added to the Plan and referred to as an “additional discretionary contribution”. As of December 31, 2007, no such additional discretionary contribution was made.

(g)	The employer shall contribute to the Plan the amount necessary to provide the top-heavy minimum contribution.

The amount by which compensation is reduced shall be that participant’s deferred compensation, to be treated as an employee contribution and allocated to that participant’s election account.

The total deferral in any taxable year may not exceed a dollar limit, which is set by law. The limit was $15,500 and $15,000 in 2007 and 2006, respectively. Individuals age 50 or over were allowed to make additional contributions of $5,000 in both 2007 and 2006. The annual compensation limit was $225,000 and $220,000 for 2007 and 2006, respectively.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

3. DESCRIPTION OF THE PLAN (con’t.)

A participant has, at all times, a vested and nonforfeitable right to the entire balance in his/her election account, and will have a 100% vested interest in the employer’s matching and non-elective employer contributions following the completion of four full years of service with the employer, upon attainment of age 65, or upon death or permanent and total disability.

Participants who have completed less than four years are entitled to a percentage of the employer’s contributions on the basis of full years of service in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

Any employee who was a participant in the Warwick Savings Bank 401(k) Savings Plan as of September 30, 2006 shall be subject to the Warwick 401(k) Plan vesting schedule provided such schedule is more liberal than this Plan’s schedule. The Warwick 401(k) Plan vesting schedule is as follows:

Years of Service	Vested Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Each participant shall direct the trustee as to the investment of the entire interest in his/her aggregate account. The administrator shall provide pooled and/or mutual funds for such investments and establish procedures to be applied in a uniform nondiscriminatory manner for participants to direct the trustee in writing to invest their aggregate account. In addition, the participant may direct all or a portion of his interest in the stock of Provident New York Bancorp, the parent company of Provident Bank. The aggregate account of each participant so directed will be considered a directed investment account.

A separate directed investment account shall be established for each participant. The directed investment account shall be charged or credited as appropriate with the net earnings, gains, losses and expenses, as well as any appreciation or reduction in fair value during each Plan year attributable to such account.

In determining the fair value of securities held in the trust fund, which are listed on a registered stock exchange, the administrator shall direct the trustee to value the same at the prices they were last traded on such exchange preceding the close of business on the “valuation date.” If such securities were not traded on the “valuation date,” or if the exchange on which they are traded was not open for business on the “valuation date,” then the securities shall be valued at the prices at which they were last traded prior to the “valuation date.”

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

3. DESCRIPTION OF THE PLAN (con’t.)

Any unlisted security held in the trust fund shall be valued at its bid price next preceding the close of business on the “valuation date,” which bid shall be obtained from a registered broker or an investment banker. In determining the fair value of assets other than securities for which trading or bid prices can be obtained, the trustee may appraise such assets itself, or at its discretion, employ one or more appraisers for that purpose and rely on the values established by such appraiser or appraisers.

Normal retirement date - the first day of the month coinciding with or the next following the participant’s normal retirement age (65th birthday). A participant shall become fully vested in his/her account upon attaining his/her normal retirement age.

Upon termination of service, at the election of the terminated employee, the administrator will direct the trustee to distribute the vested benefit due. If the vested benefit exceeds $5,000, the participant must submit a written consent before any distribution is made. There is no need for consent for distributions amounting to $5,000 or less. The Plan was amended prior to December 31, 2005 to comply with regulatory requirements. Lump sums of $5,000 or less are allowed and may be mandated by the employer.

Loans to Participants - Participants are permitted to obtain loans from the Plan in an amount of up to 50% of the net value of their 100% vested balance, not to exceed $50,000. Interest is charged on these loans at a rate similar to that which would be charged at other financial institutions. Loan terms cannot exceed five years. Principal and interest are paid ratably through payroll deductions. A loan is in default if the employee fails to make installment payments. This defaulted loan becomes a deemed distribution of the Plan. Deemed distributions were $78,387 and $26,526 for Plan Years 2007 and 2006, respectively. Loans become due and immediately payable upon an employee’s termination of employment.

Accounting fees and other administrative services are paid for by the Plan Trust to the extent forfeitures are available in sufficient amount to pay such fees.

4. TRANSACTIONS WITH RELATED PARTIES

45% of total assets available for plan benefits are held in Provident New York Bancorp Common Stock.

5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN

As of December 31, 2007 the plan’s deposits represent investments in various cash, money market funds, mutual funds, stocks and bonds held in an account with Principal Life Insurance Company. Effective August 1, 2007 Principal Financial became the Directed Trustee, the Plan’s Recordkeepers, and the Plan’s third-party administrators. Previous Plan Recordkeepers were Northeast Retirement Services and Principal Financial. Prior Trust Administrators were SunGard/Mid Atlantic Trust Company, a division of Counsel Trust Company, and Principal Financial. An internal Provident 401(k) Committee comprised of senior management was the Plan’s trustee.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006

5. DEPOSITS WITH INVESTMENT COMPANIES AND CUSTODIAN (con’t.)

As of December 31, 2007, investments representing 5% or more of net assets available for benefits were:

	Beg. of year Current Value	End of year Current Value
Intermediate Bond Fund of America	$0	$1,506,199
Capital Research Fixed Income Option	$0	$2,358,043
Davis New York Venture A Fund	$0	$2,015,749
Janus Advisors Mid-Cap Growth S Fund	$0	$1,536,311
Principal Investors Diversified International Preferred Fund	$0	$1,632,901
Provident New York Bancorp Common Stock (Delaware Corp.)	$16,811,482	$12,401,195

Contributions for participants are maintained in individual accounts. The accounts are credited for actual earnings on investments and charged for Plan withdrawals. The accounts are also adjusted for any change in fair value in the investments. All investments are participant-directed except for Participant Loan Receivables.

6. INCOME TAX STATUS

The Internal Revenue Service has determined that the Plan qualifies under Section 401 (a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

7. TERMINATION

The Employer has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants’ accounts become 100% vested. A complete discontinuance of contributions by the Employer will constitute a termination.

8. INVESTMENT INCOME

Investment Income consists of:

	2007	2006
Realized gains	$439,202	$16,039
Unrealized gains/losses	(1,977,915)	4,032,062
Dividend income	522,550	579,397

	$(1,016,163)	$4,627,498

9. FORM 5500

IRS Form 5500, schedule H was reconciled to the audited financial statements as prepared.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2007

Independent Auditor’s Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information on pages 12-15, together referred to as “supplemental information” are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Berard & Donahue CPA’s PC
Suffern, New York
June 16, 2008

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Page 1 of 2)

DECEMBER 31, 2007

Investments Held By Principal Life Insurance Company:	Beg. of Year Current Value	End of Year Current Value
Pooled Separate Accounts
Principal Life Insurance Company—Guaranteed Interest	$88,562	—	(2)
Principle Life Insurance Company Money Market	939,787	—	(2)
Principal Life Insurance Company Bond and Mortgage	332,777	—	(2)
Principal Life Insurance Company Govt & HQ Bond	11,603	—	(2)
Principal Life Insurance Company Large Cap Stk Idx	253,860	—	(2)
Principal Life Insurance Company Large Co Growth	50,459	—	(2)
Principal Life Insurance Company Large Cap Value	42,232	—	(2)
Principal Life Insurance Company Medium Co Growth	11,133	—	(2)
Principal Life Insurance Company Mid Cap Value	23,281	—	(2)
Principal Life Insurance Company US Property	92,913	—	(2)
Principal Life Insurance Company Russell Life Grw	4,834	—	(2)
Principal Life Insurance Company Russell Life Balance	245,583	—	(2)
Principal Life Insurance Company Russell Life Eq. Grth.	13,842	—	(2)
Principal Life Insurance Company Russell Life Moderate	3,433	—	(2)
Principal Life Insurance Company Mid-Cap Stock	74,630	—	(2)
Principal Life Insurance Company Large Cap Growth	9,478	—	(2)
Principal Life Insurance Company Mid Cap Growth	2,024	—	(2)
Principal Life Insurance Company Small-Cap Stock	80,459	—	(2)
Principal Life Insurance Company Small Co Growth	74,400	—	(2)
Principal Life Insurance Company International Small Co	474,347	—	(2)
Mutual Funds
American Funds Washington Mutual	56,534	—
Vanguard Group Balanced Index	23,764	—
Vanguard Group Growth and Income	238,451	—
American Century Investments	96,784	—
Janus International Holdings	127,869	—
Putnam Investments	32,493	—
Wells Fargo	22,999	—
T. Rowe Price Funds	145,577	—
American Funds Growth Fund	97,044	—
American Beacon Large Cap Fund	—	726,963
Capital Research American Funds Intm Bd Fund	—	1,506,199	(1)
Capital Research Fixed Income Option	—	2,358,043	(1)
Capital Research American Funds Growth Fund	—	673,966
Davis NY Venture Fund	—	2,015,749	(1)
Goldman Sachs Mid Cap Value Fund	—	108,629
Janus Adv Mid Cap Growth S Fund	—	1,536,311	(1)
Principal Investors Life Time Str Inc Pref Fund	—	67,241	(2)
Principal Investors Life Time 2010 Pref Fund	—	546,287	(2)
Principal Investors Life Time 2020 Pref Fund	—	800,716	(2)
Principal Investors Life Time 2030 Pref Fund	—	1,032,150	(2)
Principal Investors Life Time 2040 Pref Fund	—	218,257	(2)
Principal Investors Life Time 2050 Pref Fund	—	91,716	(2)
Principal Investors S&P 500 Index Fund	—	199,975	(2)
Principal Investors S&P 400 Index Fund	—	999,475	(2)
Principal Investors S&P 600 Index Fund	—	74,373	(2)
Principal Investors Small Cap Fund	—	107,333	(2)
Principal Investors Diversified Intl Fund	—	1,632,901	(1), (2)
Principal Real Estate Securities Pref Fund	—	39,742	(2)
Royce Value Plus Service Fund	—	210,315
Common Stock
Provident New York Bancorp	3,630,234	12,401,195	(1), (2)
Participant Loans Held by Principal Life Insurance Company	99,261	383,833	(2), (3)
Total Investments Held By Principal Life Insurance Company	$7,400,647	$27,731,369	Bal fwd

			to pg 12

(1)	Denotes 5% or greater of total assets available for plan benefits; (2) Party-in-interest as defined by ERISA; (3) Non-participant directed investment See notes to financial statements

See notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (Page 2 of 2)

YEARS ENDED DECEMBER 31, 2007 AND 2006

	Beg. of Year Current Value	End of Year Current Value
Balance brought forward from page 11	$7,400,647	$27,731,369
Investments Held By Mid Atlantic Trust Co.:
Money Market Funds:
Federated Cash Trust Prime - Money Market	1,196,764	—

Mutual Funds:
American Century Equity Income	584,869	—
American Century International Growth	680,689	—
American Century Strategic Allocation	894,276	—
American Century Ultra	96,248	—
Federated Max - Cap Index	162,276	—
Fidelity Advisor Equity Income	644,643	—
Fidelity Advisor Growth and Income	180,398	—
Fidelity Advisor Mid Cap	776,777	—
Neuberger & Berman Genesis Assets	1,177,838	—
Wright Current Income	354,384	—
Wright Total Return Bond	489,024	—

Stock:
Provident New York Bancorp Common Stock - (Delaware Corp.)	13,181,249	—	(1), (2)

Participant Loans Held by Mid Atlantic Trust Company	209,656	—	(3)

Total Investments Held By Mid Atlantic Trust Co.	20,629,091	—

Employee Receivable	301	—	(2)
Employer Receivable	109	2,129	(2)

Total Assets Held for Investment	$28,030,148	$27,733,498

(1)	Denotes 5% or greater of total assets available for plan benefits.
(2)	Party-in-interest as defined by ERISA
(3)	Non-participant directed investment

See notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

DECEMBER 31, 2007

PLAN TRANSACTIONS IN EXCESS OF 5%

	Beg. of Year Current Value	End of Year Current Value
Investments Held By Principal Life Insurance Company:
Mutual Funds
Capital Research American Funds Intm Bd Fund	$—	$1,506,199	(1)
Capital Research Fixed Income Option	—	2,358,043	(1)
Davis NY Venture Fund	—	2,015,749	(1)
Janus Adv Mid Cap Growth S Fund	—	1,536,311	(1)
Principal Investors Diversified Intl Fund	—	1,632,901	(1), (2)
Common Stock
Provident New York Bancorp	3,630,233	12,401,195	(1), (2)

Total Investments Held By Principal Life Insurance Company	$3,630,233	$21,632,104

Investments Held By Mid Atlantic Trust Co.:
Common Stock
Provident New York Bancorp Common Stock—(Delaware Corp.)	$13,181,249	$—	(1), (2)

Total Investments Held By Mid Atlantic Trust Co.	$13,181,249	$—

(1)	Denotes 5% or greater of total assets available for plan benefits.
(2)	Party-in-interest as defined by ERISA

See notes to financial statements

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

LOANS TO PARTICIPANTS

DECEMBER 31, 2007

Provident Bank 401(k) and Profit Sharing Plan Participant Loan balance as of December 31, 2007 were:

	Interest Rate	Principal Balance 12/31/07
Participant Loans	6 - 10.25%	$383,833

See notes to financial statements

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(k) AND PROFIT SHARING PLAN

Date: June 26, 2008	By:	/s/ Paul A. Maisch
	Name:	Paul A. Maisch
	Title:	Executive Vice President and Chief Financial Officer, Provident Bank